SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Second Submission For the month of November 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: November 8, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

QI Systems Inc.

Management Discussion and Analysis

For the Year Ended June 30, 2004

All figures expressed in US Dollars except where noted

October 29, 2004

Overall Performance
For the twelve months ended June 30, 2004

  QI Systems Inc. (“QI” or “the Company”) operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart cards for various vertical markets including vending machines, parking meters, gaming, photocopiers, laundry machines and water operators. QI´s products are currently in use in Canada, the United States of America, Venezuela, Hong Kong, the United Kingdom and Norway.

The Company´s SmartVend technology enables debit card purchases by consumers from a wide range of vending machine types. The SmartVend system is currently utilized in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, Telus, QI Card and others. Due to the modular structure of SmartVend, a single unit can run multiple card schemes in parallel with new schemes easily added at any time. SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundry machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

The Company derives its revenues from the sale of four core products: SmartKit, SmartKit Console, SmartKit Reload Station and QLink. The Company´s central product is SmartKit, a smart card reader with proven flexibility both within the potential uses and for adaptation into new products. Leveraging this technology, QI´s engineering team has produced other products to utilize for custom solutions. While QI has primarily concentrated on supplying its products to OEM manufacturers, in the future the Company intends to provide complete compete top-to-bottom smart card solutions, increase its market penetration in existing markets, exploit other vertical markets where smart card technology is applicable and promote system sales that provide the Company with ongoing revenue streams through service contracts, upgrades and process management fees.

In fiscal 2004 the Company laid down the foundation for introducing QI´s products to the gaming industry, with a focus on the North American market. To this effect, the Company completed a series of regulatory requirements applicable to vendors of the gaming industry and obtained the necessary certification to act as a supplier to the gaming industry in British Columbia. In fiscal 2004 the Company also increased the sales volume of its products to its current most significant client, who operates within the parking industry. Finally, QI received orders to upgrade bulk water control and wastewater management systems previously supplied to Aurora Bar Code Technologies of Edmonton, Alberta and installed at the City of Dawson Creek, B.C. as well as for supply of water control systems to the city of Loveland, Colorado.

The Company incurred a net loss of $1,183,895 in fiscal 2004 and has incurred losses in past periods. The Company has funded –and expects to be able to continue to fund- its working capital deficiency from the issuance of equity. In 2004 the Company completed three private placements that secured proceeds of $1,401,291. In fiscal 2005, the Company will work towards securing longer term capital funding to support an aggressive sales and marketing program.
Selected Annual Information

	12 months ended June 30, 2004	12 months ended June 30, 2003	12 months ended June 30, 2002
Total revenues	$383,722	$325,422	$152,985
(Net loss)	(1,183,895)	(710,175)	(966,440)
(Loss) per share, basic and diluted	(0.06)	(0.04)	(0.08)

	At June 30 , 2004	At June 30 , 2003	At June 30 , 2002
Total assets	$362,956	$251,027	$1,109,056
Total long-term liabilities	-	-	-
Cash dividends declared	-	-	-

  The Company´s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company´s reporting currency is the US Dollar.
Results of Operations
For the twelve months ended June 30, 2004
Revenues during the twelve months ended June 30, 2004 were $383,722 derived from the sale of smart cards and ancillary products to the Company´s client base, particularly within the parking industry. Sales of the Company´s products increased 18% with respect to sales achieved in fiscal 2002, although they remain concentrated in a few number of clients. In fiscal 2004, 63% of the Company´s sales were made to one single customer.

Cost of sales during the period were $75,320, which represents 20% of sales, an improvement from total cost of sales of $84,472 (or 26%) compared to fiscal 2003´s cost of sales. The reduction comes from reduced labour charges, and from more competitive prices of some of its main components. Operating profits were $308,402, or 80% of sales (fiscal 2003: 74%).

Expenses are categorized as Administration, Development Costs, Investor Relations, Marketing, Stock-based Compensation, Corporate Finance, Professional Fees, Bad Debt, Financing Costs and Interest and Amortization.

During fiscal 2004 Administration expenses were $419,060, which include the following three major expenses: Management Fees of $155,872, $51,440 of Salaries and Benefits paid to employees performing administrative duties and $30,203 of Travel Expense necessary to conduct the company´s business. It should be noted that $89,010 of Management Fees to the Company´s President and CEO remained outstanding at the end of fiscal 2004, and were recorded as a current liability of the Company under Accounts Payable. The Company anticipates that most administrative expenses in fiscal 2005 will remain comparable with 2004 expenses, except for Management Fees which will reflect an increased monthly fee payable to the Company´s President and CEO.

Development costs in 2004 were $284,190 of which the most significant expense is for salaries and benefits paid to employees involved in the development of the Company´s products, which were $206,102 in fiscal 2004. $58,000 were paid to Consultants hired by the Company to assist in the development of technology products and provide guidance to the company´s full-time employees. The third most significant development cost is $18,283 paid for contract labour. Development costs may increase in 2005 to accommodate the Company´s incursion into the gaming industry.

Investor relations cost of $240,606 and Corporate finance expense of $116,166 were incurred in association with three private placements secured by the Company in fiscal 2004 and for services rendered in connection with the Company seeking to attract further equity investments.

Marketing expense in the year was $207,782 consists fundamentally of salaries and benefits of $178,861, bad debt expense of $13,887 (most of it going back to sales closed in fiscal 2001 and fiscal 2002 which are uncollectible). Other expenses include travelling expense, vehicle expense and other miscellaneous items.

Following the application of new accounting standards adopted prospectively in fiscal 2004, the Company recorded stock-based compensation expense of $203,169, which was estimated using the Black Scholes Option Pricing Model.

Professional fees of $59,500 include audit and legal fees paid in connection mostly to meeting the Company´s regulatory obligations as a reporting issuer in British Columbia and Alberta, trading in the OTCBB. In fiscal 2004 the Company voluntary delisted from the TSX Venture Exchange.

QI recorded an (operating loss) of ($1,246,209) in fiscal 2004. The Company recorded a Gain on Settlement of Debt of $62,314, and a (net loss) of ($1,183,895), or ($0.06) per share (Basic and Diluted). The Gain on Settlement of Debt measures the benefit to the Company of having secured agreements from certain creditors to settle outstanding accounts payable at a fraction of the amounts originally due by QI.

The Company has not incurred any financing activities in fiscal 2004 and fiscal 2003 and may face the need to do so in fiscal 2005, particularly to replace part of the hardware used by its employees to perform their development duties.

In the period, the Company raised $979,950 through three private placements (4,866,120 common shares issued) and secured an additional $8,000 through the exercise of stock 20,000 purchase warrants.

Also in 2004, QI settled $413,341 of trade debt by issuing 1,176,977 common shares.

At the end of the 2004 fiscal period, the Company´s cash position was $12,158, with a working capital deficit of $198,097.

Summary of Quarterly Results

Qtr ended
		Qtr ended	Qtr ended	Qtr ended
	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Total revenues	$146,744	$76,323	$84,701	$75,954
(Net loss)	(441,490)	(149,614)	(130,231)	(462,560)
(Loss) per share, basic and diluted	(0.03)	-	-	(0.03)

Qtr ended
		Qtr ended	Qtr ended	Qtr ended
	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002
Total revenues	($45,680)	$128,574	$36,252	$206,276
(Net loss)	(372,273)	(88,380)	(234,993)	($14,529)
(Loss) per share, basic and diluted	(0.02)	-	(0.01)	-

Liquidity

QI has incurred operating losses in the last fiscal years and its ability to continue operating as a going concern is contingent on the Company being able to raise equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

As of June 30, 2004, the Company´s cash position was $12,158, with a working capital deficit of $198,097.

The company is not subject to debt covenants and does not anticipate it will incur any default or arrears on payment of leases or debt principal or interest.

Summary of contractual obligations:

Payments due by periods

	Total	Less than 1 yr	1 to 3 years	4 to 5 years	More than 5 yrs
Lease – office premises	153,750	52,714	101,036	-	-
Total contractual obligations	153,750	52,714	101,036	-	-

Capital Resources

The Company is not committed to further capital expenditures for the purchase of property, plant and equipment.

As of June 30, 2004 the Company had 1,298,000 outstanding share purchase options (with exercise prices ranging from $0.50 to $1.49) and 9,126,271 outstanding share purchase warrants (with exercise prices ranging from $0.20 to $0.40). During the year ended June 30, 2004, 20,000 warrants were exercised for net proceeds of $8,000 and no options were exercised.

Transactions with Related Parties

During fiscal 2004, the Company incurred fees to directors and officers and their related companies. These transactions are in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties. $155,867 of these transactions were charged to Sales and Marketing Expense and $59,276 to Development Expense and $155,867 to Administration. $246,336 of these fees remained unpaid at June 30, 2004.

Fourth Quarter

In the fourth quarter of fiscal 2004, sales of the Company´s products increased to $146,744, compared to $76,323 of sales that had been achieved in the immediately preceding quarter. The increase in sales is the result of delivery of a significant order that was placed by the Company´s most significant client, who operates in the parking industry. It is anticipated that sales to this client will continue to increase in subsequent periods.

During the fourth quarter, cost and sales and other operating expenses were in line with items in the preceding quarter other than for year-end adjustments. The three most significant year-end adjustments related to stock-based compensation, write-down of inventory and accrual of a management bonus. The company voluntarily applied a new accounting standard to expense stock options and recorded a compensation-based expense of $203,169 in quarter 4. Following a year-end inventory count and obsolescence analysis performed by the Company at year end, a $31,037 charge was recorded. The Board of Directors authorized a management bonus of $36,000 for fiscal 2004. Before these costs, net loss in quarter four was $171,014, compared to a net loss of $149,614 in the preceding quarter.

Critical Accounting Estimates

  The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company´s assets and liabilities.
Changes in Accounting Policies Including Initial Adoption

During the fiscal year ended June 30, 2004 the Company adopted the following accounting policies:

• The Company voluntarily adopted the new accounting standard for stock based compensation under which the fair value method of accounting for stock options granted to employees and directors is followed. This application was applied prospectively.

Other MD&A Requirements

As of October 29, 2004, the Company has 22,866,416 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com.

I, Steve Garman, Chief Executive Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of Consolidated Ecoprogress Technology Inc. for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement or a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in their interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 4, 2004

“Steve Garman”

__________________________

Steve Garman

Chief Executive Officer

I, Craig Jones, Acting Chief Financial Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of Consolidated Ecoprogress Technology Inc. for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement or a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in their interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 4, 2004

“Craig Jones”

__________________________

Craig Jones

Acting Chief Financial Officer

QI SYSTEMS INC.

Richmond, B.C.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Expressed in US dollars)

TERRY AMISANO LTD.	AMISANO HANSON
KEVIN HANSON, CA	CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

QI Systems Inc.

We have audited the consolidated balance sheet of QI Systems Inc. as at June 30, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at June 30, 2003 and for the years ended June 30, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 6, 2003.

Vancouver, Canada	“AMISANO HANSON”
September 10, 2004	Chartered Accountants

Comments by Auditor for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company designs and sells readers for use in cash payment systems and has a working capital deficiency, incurred substantial losses from operations and has not achieved positive cash flow, which raises substantial doubt about the Company´s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our report to the shareholders dated September 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“AMISANO HANSON”
September 10, 2004	Chartered Accountants
750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

QI SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2004 and 2003

(Expressed in US Dollars)

	2004	2003
	$	$
Assets
Current
Cash	12,158	-
Receivables	30,878	36,194
Share subscriptions receivable – Note 7	87,300	-
Prepaid expenses	1,550	9,328
Inventory – Note 4	218,589	188,334
	350,475	233,856
Capital assets – Note 5	12,481	17,171
	362,956	251,027
Liabilities
Current
Bank overdraft	-	8,850
Payables and accruals – Notes 6 and 11	515,168	812,643
Shareholder loans	17,125	119,500
Deposits received	16,279	-
	548,572	940,993

Shareholders´ Deficiency

Share capital – Note 7	10,820,977	9,419,686
Share capital subscribed – Note 7	87,300	-
Contributed surplus – Note 7	203,169	-
Deficit	(11,235,840)	(10,051,945)
Cumulative translation adjustment	(61,222)	(57,707)
	(185,616)	(689,966)
	$ 362,956	251,027

Nature and Continuance of Operations – Note 1

Commitments and Contingencies – Notes 7 and 11

Subsequent Events – Notes 7, 11 and 12

Approved by the Directors:

“Steve Garman”

“Matthew Yugovich”

, Director	, Director

QI SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended June 30, 2004, 2003 and 2002

(Expressed in US Dollars)

	2004	2003	2002
	$	$	$

Revenue	383,722	325,422	152,985

Cost of goods sold	75,320	84,742	147,452
	308,402	240,680	5,533

Expenses
Administration – Note 6	419,060	305,404	219,373
Amortization	4,697	5,974	59,667
Bad debt	13,887	5,000	-
Corporate finance	116,166	-	-
Development costs – Note 6	284,190	341,154	405,320
Financing costs and interest	5,554	38,757	40,926
Investor relations	240,606	4,414	29,148
Marketing	207,782	171,911	150,105
Professional fees	59,500	78,415	67,560
Stock-based compensation	203,169	-	-
	1,554,611	951,029	972,099
Operating loss	(1,246,209)	(710,349)	(966,566)
Interest income	-	174	126
Gain on settlement of debt	62,314	-	-
Net loss	(1,183,895)	(710,175)	(966,440)

Deficit, beginning of year	(10,051,945)	(9,341,770)	(8,375,330)
Deficit, end of year	(11,235,940)	(10,051,945)	(9,341,770)
Loss per share – basic and diluted – Note 10	(0.06)	(0.04)	(0.08)

QI SYSTEMS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2004, 2003 and 2002

(Expressed in US Dollars)

	2004	2003	2002
	$	$	$
Cash Flows related to Operating Activities
Net loss for the year	(1,183,895)	(710,175)	(966,440)
Adjustments to reconcile net loss used in operations
Stock-based compensation	203,169	-	-
Gain on settlement of debt	(62,314)	-	-
Amortization	4,697	5,974	59,667
	(1,038,343)	(704,201)	(906,773)
Changes in non-cash working capital items
Receivables	5,327	1,555	(8,909)
Prepaid expenses	7,778	(2,981)	(4,143)
Inventory	(30,255)	(45,164)	26,261
Payables and accruals	(297,475)	252,307	273,995
Deposits received	16,279	(25,000)	25,000
	(1,336,689)	(523,484)	(594,569)

Cash Flows related to Investing Activity
Investment in capital assets	-	(1,310)	(659)

Cash Flows related to Financing Activities
Proceeds from (repayment of) shareholder loans	(102,375)	119,500	30,000
Proceeds from private placements	1,401,291	335,979	270,000
Proceeds from share capital subscribed	87,300	-	371,815
	1,386,216	455,479	671,815
Effect of foreign currency translation on cash	(28,519)	(23,496)	(4,865)
Net increase (decrease) in cash	21,008	(92,811)	71,122
Cash and cash equivalents (cash deficiency), beginning	(8,850)	83,961	12,239
Cash and cash equivalents (cash deficiency), ending	12,158	(8,850)	83,961
Supplementary cash flow information:
Interest received	-	174	126
Interest paid	(1,849)	(6,831)	(40,926)
Income taxes paid	-	-	-

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

June 30, 2004

(Expressed in US Dollars)

Note 1 Nature and Continuance of Operations

The company was incorporated in 1978 under the British Columbia Company Act. The company manufactures, designs and sells readers that allow the use of cash payment systems for selfserve applications such as vending, gaming, laundromat machines, transit fare collection systems and newspaper vending machines.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2004, there was substantial doubt that the Company would be able to continue as a going concern.

The company has accumulated a deficit of $11,235,840 since inception and has a working capital deficiency of $198,097 at June 30, 2004. The company requires additional capital and revenue sources.

Management continues to seek additional financing and revenue sources. Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to secure the necessary financing and improve operating cash flow to enable it to continue as a going concern. The Company has historically satisfied its capital needs by issuing equity securities. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in United States dollars and, except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management´s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Significant Accounting Policies (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, QI Systems International Inc., incorporated under the laws of the State of Texas, and Magnation Inc., incorporated under the laws of the State of Nevada. All inter-company transactions have been eliminated.

Amortization of Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated using the following annual rates and method:

Furniture and fixtures 20% declining balance

Computer equipment 30% declining balance

Moulds, tools and test equipment 100% declining balance

In the year of acquisition amortization is provided for at onehalf the annual rate.

Inventories and Cost of Goods Sold

The company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and nonrecurring engineering fees. Revenue is recognized upon delivery of equipment and completion of nonrecurring engineering work and collection is reasonably assured. Service, installation and contract revenue is recognized upon completion and acceptance and collection is reasonably assured.

Development Costs

Development costs include ongoing research and development of the modular payment system SmartKit III. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Note 2 Significant Accounting Policies (continued)

Foreign Currency Translation

The Company´s functional currency is Canadian dollars (“CDN dollars”). Monetary items denominated in a foreign currency other than CDN dollars are translated into CDN dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

The Company´s reporting currency is United States dollars (“US dollars”) and CDN dollar amounts are translated using the current rate method. Assets and liabilities are translated at exchange rates prevailing at the year-end and revenue expense items at actual or average exchange rates for the year. Translation adjustments arising from changes in exchange rates are accounted for as a separate component of shareholders´ equity as the cumulative translation adjustment.

Income Taxes

The company records income taxes in accordance with the Canadian Institute of Chartered Accountants´ recommendations for accounting for income taxes. Under these recommendations current income taxes recognize the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax basis and the accounting basis of assets and liabilities, as well as for the benefits of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Stockbased Compensation Plans

The company has a stock-based compensation plan, which is described in Note 7. Effective July 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for stock-based compensation and has applied this change prospectively for new awards of stock options granted on or after July 1, 2002.

As options are issued at a price equal to the current market value, the option has no intrinsic value and therefore, no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

Note 2 Significant Accounting Policies (continued)

Stockbased Compensation Plans (cont´d)

Stock option awards granted are accounted for in accordance with the intrinsic value method of accounting for stockbased compensation. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. In periods prior to July 1, 2002, the Corporation recognized no compensation expense when stock or stock options were issued to employees. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended June 30, 2004. This application has been applied prospectively.

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paidin capital warrants until the warrants are exercised or expired.

Note 3 Financial Instruments

The fair value of the Company's cash, receivables, bank overdraft, payables and accruals, shareholder loans and deposits approximates their carrying amount due to the relatively short periods to maturity of the instruments. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Note 4 Inventory

	2004	2003
	$	$
Raw materials	178,748	131,610
Work-in-process	-	11,543
Finished goods	89,841	95,181
	268,589	238,334
Less: inventory reserve	(50,000)	(50,000)
	218,589	188,334

Note 5 Capital Assets

		2004			2003
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$

Furniture and fixtures	22,268	18,578	3,690	22,268	17,655	4,613
Computer equipment	74,049	65,258	8,791	74,049	61,491	12,558
Molds, tools and test equipment	100,705	100,705	-	100,705	100,705	-
	197,022	184,541	12,481	197,022	179,851	17,171

Note 6 Related Party Transactions and Balances

During the years ended June 30, 2004, 2003 and 2002, the Company incurred fees to directors and officers and their related companies. These transactions are in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties and are as follows:

	Years ended June 30,
	2004	2003	2002
	$	$	$

Administration	155,867	205,834	154,435
Development costs	58,276

	214,143	205,834	154,435

As at June 30, 2004, included in payable and accruals was $246,336 (2003: $142,837) due to directors and officers and former directors and officers relating to fees (Note 11).

Note 7 Share Capital and Contributed Surplus

Authorized:

200,000,000 common shares with no par value

	Share Capital		Contributed
	Number of	Amount	Surplus
Issued and outstanding:	Shares	$	$
Balance, June 30, 2002	12,280,168	7,967,877	-
Issued for cash:
Private placements	2,131,333	707,794	-
Issued in settlement for debt:
Shareholder loan	1,000,000	326,415	-
Trade accounts payable	770,000	253,600	-
Warrants transferred to share capital	-	164,000	-
Balance, June 30, 2003	16,363,501	9,419,686	-
Issued for cash:
Private placements	4,866,120	979,950	-
Issued in settlement of debt	1,176,977	413,341	-
Issued on exercise of warrants	20,000	8,000	-
Stock-based compensation	-	-	203,169
Balance, June 30, 2004	22,246,598	10,820,977	203,169

Note 7 Share Capital and Contributed Surplus (cont´d)

Share capital subscribed:

As at June 30, 2004, 396,818 common shares were issued at $0.22 per share pursuant to a private placement. These shares are unpaid and subscriptions receivable of $87,300 has been recorded. Subsequent to June 30, 2004, these shares were paid in full.

Shares Issued

On July 17, 2002, the Company completed a private placement for net proceeds of $1,187,809. The placement consisted of 3,750,000 units at $0.30; each unit comprised of one common share and one share purchase warrant, except for 200,000 units which were comprised of common share units only. Each warrant entitled the holder to purchase one common share at $0.40 per share prior to July 17, 2004. As at June 30, 2004, 3,530,000 warrants were outstanding. Subsequent to June 30, 2004, 43,000 warrants were exercised for proceeds of $17,200 and the remaining 3,487,000 warrants expired unexercised.

On December 4, 2002, the Company completed a private placement for net proceeds of $100,000. The placement consisted of 333,333 units at $0.30 per unit; each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.40 per share prior to October 30, 2004.

On October 27, 2003 the Company completed a private placement for net proceeds of $250,000. The placement consisted of 1,666,665 units at $0.15 per unit; each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.20 per share prior to October 27, 2005.

On November 17, 2003 the Company completed a private placement for net proceeds of $217,250. The placement consisted of 869,000 units at $0.25 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one common share at $0.35 per share prior to November 17, 2005.

On April 1, 2004 the Company completed a private placement for net proceeds of $512,700. The placement consisted of 2,727,273 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one common share at $0.30 per share prior to April 1, 2006.

Note 7 Share Capital and Contributed Surplus (cont´d)

Warrants

Warrants outstanding to acquire an equal number of common shares as of June 30, 2004 are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
3,530,000	$0.40	July 17, 2004
333,333	$0.40	October 30, 2004
1,666,665	$0.20	October 27, 2005
869,000	$0.35	November 17, 2005
2,727,273	$0.30	April 1, 2006
9,126,271

On July 17, 2004, 3,530,000 warrants exercisable at $0.40 per share expired.

Escrow Shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers of British Columbia.

Stock Options

The Company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date as a minimum and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2004 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

Note 7 Share Capital and Contributed Surplus (cont´d)

Stock Options (cont´d)

A summary of the status of the Company's stock option plan as of June 30, 2004 and 2003, and changes during the years ending on those dates, is presented below:

	2004			2003
	Number	Weighted Average		Number	Weighted Average
	of	Exercise Price		of	Exercise Price

Options

US$
			CDN$	Options	US$	CDN$
Outstanding, beginning of year	1,507,500	0.81	1.25	1,516,500	1.09	1.65
Granted	-	-	-	1,618,500	0.50	0.75
Exercised	-	-	-	-	-	-
Forfeited	(209,500)	1.18	1.59	(1,627,500)	0.76	1.15
Outstanding, end of year	1,298,000	0.83	1.11	1,507,500	0.81	1.25

				Options
Options Outstanding				Exercisable
			Weighted
			Average
		Number	Remaining	Number
		Outstanding	Contractual	Exercisable
Exercise Price		at June 30,	Life	at June 30,
US$	CDN$	2004	(Years)	2004
0.50	0.67	867,000	3.15	767,000
1.49	2.00	431,000	1.02	414,250
		1,298,000	2.45	1,181,250

The options expire at various dates between December 31, 2004 and April 25, 2008.

The fair value of stock options granted or vested during the year ended June 30, 2003 was estimated at the date of the grant or vesting using a Black Scholes Option Pricing Model with the following assumptions for 2003: risk-free interest rate of 5% for a 5 year term and 2.8% for a two year term; dividend yield of 0%; volatility factor of the market price of the Company´s common shares of 276%. On a pro forma basis, the net loss for the year ended June 30, 2003 would be increased by $13,520 (2002: $Nil). The net loss would be adjusted as follows on a pro forma basis:

Note 7 Share Capital and Contributed Surplus (cont´d)

Stock Options (cont´d)

	2003	2002
	$	$
Net loss for the year	(710,175)	(966,440)
Pro forma adjustment	(13,520)	-
Pro forma net loss	(723,695)	(966,440)

Pro forma basic and diluted loss per share	(0.05)	(0.08)

The Company has adopted the new CICA policy for the year ended June 30, 2004 and has expensed the stock option benefit of $203,169 which was estimated using the Black Scholes Option Pricing Model with the following assumptions:

2004
Risk free rate	4.06% - 4.20%
Dividend yield	0%
Expected volatility	69% - 703%
Weighted average expected stock option lie	2 – 5 years

Note 8 Segmented Information

The Company operates in one business segment: the development, manufacture and installation of unattended point of sale smartcard applications.

Revenues by country are as follows:

	2004	2003	2002
	$	$	$

Canada	267,970	175,505	115,700
United States	115,752	149,317	37,285
United Kingdom		600
	383,722	325,422	152,985

Note 8 Segmented Information (cont´d)

All capital assets are located in Canada.

During the year ended June 30, 2004, one customer accounted for 63% of revenues.

During the year ended June 30, 2003, three customers accounted for 48%, 24% and 11% of revenues respectively.

During the year ended June 30, 2002, one customer accounted for 70% of revenues.

Note 9 Income Taxes

The Company has accumulated losses of $6,452,528 for income tax purposes, which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

$
2005	678,172
2006	933,921
2007	903,597
2008	1,137,329
2009	1,056,028
2010	767,593
2011	975,888
6,452,528

In addition, the Company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,037,922 for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The Company has also accumulated nonrefundable investment tax credits of $467,852 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

Note 9 Income Taxes

These amounts are subject to review and revision by Canada Revenue Agency and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, nonrefundable investment tax credits, and capital cost allowance is not reflected in these financial statements. The Company´s future tax assets and liabilities at enacted corporation tax rates are as follows:

	2004	2003
Canadian federal and provincial tax rates	35.62%	37.62%

Income tax recovery based on statutory rates:
Losses carried forward	$ 2,427,441	$ 1,885,558
Scientific research and experimental development expenditures	766,666	646,762
Investment tax credit	467,850	416,482
Valuation allowance for future income tax assets	(3,661,957)	(2,948,802)
	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and, accordingly, a full valuation allowance has been applied.

Note 10 Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 19,445,139 shares (2003: 16,046,378 shares; 2002: 12,034,278 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is antidilutive.

Note 11 Commitments and Contingencies

Obligations under the operating lease on the office premises are:

$
2005	52,714
2006	52,714
2007	48,322
153,750

Note 11 Commitments and Contingencies (cont´d)

The Company is party to a settlement agreement, dated March 31, 1999, between various shareholders and directors. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the Company, the Company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of escrow shares as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

During the year ended June 30, 1003, a former director and officer of the Company filed a complaint under the Employment Standards Act for fees of $130,445 plus interest. Subsequent to June 30, 2004, the Company settled this claim for $100,000 payable as to $8,333 per month beginning September 15, 2004. The former director and officer of the Company has been granted security for the claim against accounts receivable and the Company has accrued an adequate provision included in the payables and accruals for the settlement.

Various other claims by suppliers and professionals for unpaid balances are pending against the Company and, in management's opinion, these claims are unfounded and no provision has been made in the financial statements. These claims total approximately $12,450.

Note 12 Subsequent Events – Notes 7 and 11

Subsequent to June 30, 2004, an aggregate of $155,000 has been received by the Company as shareholders´ loans. These loans are interest-free and no repayment terms have been set between the lenders and the Company.

Note 13 Comparative Figures

Certain comparative figures for the years ended June 30, 2003 and 2002 have been reclassified to conform to the financial statement presentation adopted for the year ended June 30, 2004.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (US GAAP).

Had the Company followed US GAAP, the consolidated statement of shareholder's equity (deficiency) under US GAAP would have been reported as follows:

	2004	2003
	$	$
Share Capital
Common shares	10,820,977	9,419,686
Additional paid-in capital	805,469	515,000
Deferred compensation expenses	(56,667)	(56,667)
	11,569,779	9,878,019
Accumulated other comprehensive loss	(61,222)	(57,707)
Accumulated Deficit
Balance, beginning of year	(10,500,278)	(9,790,103)
Loss for the year	(1,183,895)	(710,175)
	(11,168,173)	(10,500,278)
	(175,616)	(679,966)

Had the Company followed US GAAP, the consolidated statements of operations would be the same as under Canadian GAAP after giving effect to the change in stock-based compensation discussed below.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Had the Company followed US GAAP, it would have reported consolidated statements of comprehensive loss within the financial statements as follows:

	2004	2003	2002
	$	$	$
Loss for the year under Canadian and US GAAP	(1,183,895)	(710,175)	(966,440)
Foreign currency translation adjustment	(3,515)	(23,496)	(3,966)
Comprehensive loss under US GAAP	(1,187,410)	(733,671)	(970,406)
Loss per common share – basic and diluted
Canadian GAAP	(0.06)	(0.04)	(0.08)
US GAAP	(0.06)	(0.05)	(0.08)

Had the Company followed US GAAP, it would have reported consolidated statements of cash flows within the financial statements as follows:

	2004	2003	2002
	$	$	$
Cash flows from operating activities
Net loss for the year under US GAAP	(1,183,895)	(710,175)	(966,440)
Items not affecting cash
Stock-based compensation	203,169	-	-
Gain on settlement of debt	(62,314)	-	-
Amortization	4,697	5,974	59,667
Changes in non-cash working capital
Receivables	5,327	1,555	(8,909)
Prepaid expenses	7,778	(2,981)	(4,143)
Inventory	(30,255)	(45164)	26,261
Payable and accruals	(297,475)	252,307	273,995
Deferred revenue	16,279	(25,000)	25,000
Operating activities under US GAAP	(1,336,689)	(523,484)	(594,569)

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Stockbased Compensation

Under US GAAP, the Company uses the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the Company adopted the fair value method of accounting for stockbased compensation. This requires the options to be valued on the date of grant using the BlackScholes option pricing method as prescribed by FAS 123.

Effective for fiscal years beginning on or after January 1, 2002, all public companies were required to adopt recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stockbased compensation. Under these requirements, all stock-based payments to nonemployees and direct awards of stock to employees need to be accounted for using a fair value based method of accounting. However, the new standard allowed the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002. For the year ended June 30, 2004, however, the Company has elected to follow the fair value method of accounting for stock options granted to employees for both US and Canadian GAAP. This will result in a charge to income in respect of the fair value of such options.

Comprehensive Income

US GAAP requires disclosure of comprehensive income which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive income does not exist under Canadian GAAP.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.